BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

April 3, 2023

The following changes were made in this Amendment:

New Supplemental Exhibit to Item 14

The Amendment clarifies the organizational ownership structure of the respective parent companies of BofA Securities Europe SA.

Changes to Question 13B

SOCIEDAD DE BOLSAS SA – Removed from Execute or Trade section

CITIBANK, N.A. NEW YORK OFFICES - CHILE – updated name from N A Citibank in Custody, Clear, or Settle section

EUREX CLEARING AG – updated Product from Frankfurt Stock Exchanges Equities to Frankfurt Stock Exchange Equities and Repo in Custody, Clear, or Settle section

EUROCLEAR UK & INTERNATIONAL LTD – updated name from EUROCLEAR UK & IRELAND LTD in Custody, Clear, or Settle section